Exhibit 99.1

FOR IMMEDIATE RELEASE

Indivior Announces Changes to Board of Directors

Richmond, VA, December 17, 2024 - Indivior PLC (NASDAQ / LSE: INDV) ("Indivior" or the "Company") today announced that, following recent discussions with Oaktree Capital Management L.P. ("Oaktree"), which advises certain funds that own ordinary shares of Indivior, the Company has agreed to make certain changes to its Board of Directors (the "Board") and take other related actions, including the following:

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The appointment of Robert Schriesheim and Joe Ciaffoni as independent non-executive directors, effective immediately, and the placement of the new directors on the Board's Nomination Committee and an existing Operational Committee of the Board. The Operational Committee will continue to provide recommendations to the Board on matters regarding operations and capital allocation.
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Ryan Preblick, the Company's Chief Financial Officer, has agreed to step down from his role on the Board to align Indivior's Board composition with US listed company practice.
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In parallel with the on-going process to replace Board Chair Graham Hetherington, whose departure was announced on October 4, 2024, the Company and Oaktree are in discussions regarding the potential appointment of an additional non-executive director.
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Taking into account Indivior's recent primary listing on Nasdaq, the Company has agreed to move towards a more standard US system of remuneration for directors, specifically including that all non-executive directors will receive a substantive part of their fees in Indivior shares that will be subject to minimum holding amounts. It is expected that any necessary shareholder approvals for these arrangements will be sought at the Company's 2025 AGM.

The Board welcomes Mr. Schriesheim and Mr. Ciaffoni and is committed to collaborating with them. With their extensive experience in corporate transformation and specialty pharmaceuticals, respectively, Mr. Schriesheim and Mr. Ciaffoni will bring incremental resources to enhance the Board's skills and experience to continue optimizing the Company's strategy and operations to maximize value for all shareholders.

Juliet Thompson, senior independent director, said, "Our Board and management team remain committed to enhancing value for all Indivior shareholders and, in recent months, have taken decisive actions in response to short-term headwinds in the business to ensure we are able to navigate the current environment while positioning the Company for long-term value creation. This has included taking additional steps to address legacy litigation, pursuing significant streamlining actions across both G&A and R&D and implementing a new $100 million share repurchase program in July 2024, which is being carried out on an accelerated basis. We will continue to take actions we believe are in the best interest of the Company and all shareholders."

"We are pleased to have reached an agreement with Indivior on the addition of two highly qualified members to its Board," said Andrew West, Managing Director in Oaktree's Value Opportunities Group. "We believe the constructive actions Indivior's Board has undertaken, together with the appointment of these new independent directors, will accelerate the Company's operational execution and enhance long-term shareholder value. We are grateful to leadership and shareholders for their engagement and look forward to Indivior's future as it progresses on its mission to provide patients with life-changing treatments based on science."

In connection with these changes, Indivior and Oaktree have entered into a Relationship Agreement, which contains, among other items, customary obligations and undertakings of mutual support.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as financial advisors to Indivior, and Freshfields LLP is serving as legal counsel. Olshan Frome Wolosky LLP and White & Case LLP are serving as legal counsel to Oaktree.

Robert Schriesheim Biography
Robert Schriesheim serves as Chairman of Truax Partners LLC and has extensive experience as a board member of public and private companies typically undergoing transformations while partnering with boards and institutional investors. In addition, he serves as an Adjunct Associate Professor of Finance with a focus on corporate governance at The University of Chicago Booth School of Business. He previously served as CFO of Sears Holdings, Hewitt Associates and Lawson Software and, earlier, held executive roles at seed venture firm ARCH Development Partners, LLC, Global TeleSystems, SBC Equity Partners, Ameritech, AC Nielsen and Brooke Group Ltd.  Mr. Schriesheim has served as a director of Skyworks Solutions, Inc. since 2006 and Houlihan Lokey since 2015 where he is the Lead Independent Director. He previously served on a number of public boards including Frontier Communications (as chairman of the Finance Committee overseeing its strategic redirection and Chapter 11 proceedings), NII Holdings, Forest City Reality Trust, Lawson Software, Co-Chairman of MSC Software and Dobson Communications. Mr. Schriesheim earned an AB in Chemistry from Princeton University and an MBA from the University of Chicago Booth School of Business.

Joe Ciaffoni Biography
Joe Ciaffoni previously served as President and CEO of Collegium Pharmaceutical. Given his prior experience at not only Collegium, but also Endo International (President of U.S. Branded Pharmaceuticals), Biogen (SVP, Global Specialty Medicines Group; U.S. Commercial) and Shionogi Inc. (COO), Mr. Ciaffoni has a demonstrated track record of launching successful products, optimizing commercial operations, and enhancing patient access to important therapies. He earned his MBA and BA at Rutgers University.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Investor Enquiries:

Jason Thompson
VP, Investor Relations
Indivior PLC
+1 804 402 7123
jason.thompson@indivior.com

Tim Owens
Director, Investor Relations Indivior PLC
+1 804 263 3978
timothy.owens@indivior.com

Media Enquiries:

For Indivior:

Jonathan Sibun
Teneo
+44 (0)20 7353 4200
+1 804 594 0836
Indiviormediacontacts@indivior.com

Tim Lynch / Maggie Carangelo
Joele Frank, Wilkinson Brimmer Katcher
+1 212 895 8600

For Oaktree:

John Christiansen / Monique Sidhom / Suzanne Byowitz
FGS Global
Oaktree@fgsglobal.com

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